

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 16, 2007

Terence W. Edwards
Chief Executive Officer
PHH Corporation
3000 Leadenhall Road
Mt. Laurel, NJ 08054

Re: PHH Corporation
Preliminary revised proxy statement on Schedule 14A
Filed on August 6, 2007
File No. 1-07797

Dear Mr. Edwards:

    We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger, page 2

Merger Consideration, page 54

1. We note your revised disclosure in response to prior comment seven of our letter dated July 18, 2007. To provide context to your disclosure about the assumption and/or repayment of all your outstanding indebtedness by GE Capital, please quantify the amount of debt allocated to each of your mortgage business and your fleet management services business for the quarter ended March 31, 2007. In addition, please confirm that the amount being paid by the mortgage business purchaser to GE Capital represents the amount of the total dollar value of GE Capital's purchase price that has been allocated to the acquisition of the mortgage business.

Background of the Merger, page 20

Our Reasons for the Merger, page 32

2. We note your revised disclosure in response to prior comment one of our letter dated July 18, 2007 regarding the strategic alternatives the board considered. Please continue to expand your discussion to further address why the special committee and board of directors determined that a sale was the best alternative available to the company at that time—beginning with the decision to commence the sale process in April 2006, through the negotiations of the merger agreements and the subsequent decreases in the per share price to be paid by the GECC group. In this regard, your disclosure on page 21 suggests that a spin-off of either the fleet business or the mortgage business may be a more attractive alternative in a few years. As another example, the projected financial information that you prepared in connection with the sale process suggests that your mortgage business would be in a better financial position over the next few years. Please disclose what consideration your board gave to these and other factors, such as the cost of one or both businesses being a public company (which you should quantify), in determining to approve the merger agreement and concluding that the merger agreement is in the best interests of shareholders.

* * * * *

Please respond to these comments by filing a revised preliminary information statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should submit electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

Please contact Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Wm. David Chalk, Esq.
       DLA Piper Rudnick Gray Carey US LLP
       Via Facsimile: (410) 580-3120